LIMITED

082-05774

07023193

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

01 May, 2007

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

| ITEM | DATE LODGED | DESCRIPTION |
|---|---|---|
| 1. | 28.02.07 | Half Yearly Report and Half Year Accounts |
| 2. | 05.03.07 | Appointment of Chief Executive Officer |
| 3. | 07.03.07 | Appendix 3B |
| 4. | 16.04.07 | Appendix 3B: Exercise of Options |
| 5. | 16.04.07 | Appendix 3B: Issue of Shares |
| 6. | 27.04.07 | Market Update – CEO Appointment |
| 7. | 27.04.07 | Market Update – Litigation |
| 8. | 30.04.07 | Commitments Test Entity – Third Quarter Report |

Should you require any further information, please do not hesitate to contact me.

Yours faithfully,

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

Tina Shey
Administration

ASX

AUSTRALIAN SECURITIES EXCHANGE

SEC MAIL PROCESSING RECEIVED MAY 0 2 2007 WASH. D.C. 200 SECTION

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 05/03/2007

TIME: 18:01:54

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Chief Executive Officer

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 2 pages.

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

LIMITED

*Unit 1, 12 Booran Drive*
*SLACKS CREEK QLD 4127*

*PO Box 2150*
*LOGAN CITY BC QLD 4114*

*Ph: 07 3451 7000 Fax: 07 3209 4765*

5 March 2007

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

**CONTINUOUS DISCLOSURE**

**APPOINTMENT OF CHIEF EXECUTIVE OFFICER**

The Board is pleased to announce the appointment of Mr Matthew Austin as Chief Executive Officer of OMI with effect from 10 April 2007.

Commencing in 1996, Mr Austin enjoyed a successful career in Australia with Stryker South Pacific, a US owned medical device company, rising through the sales channel to executive management.

Matthew was Stryker's General Manager WA prior to his most recent promotion to the position of Sales Manager Orthopaedics SA and WA, both positions focussed on strategic, leadership, profit and loss, and executive management responsibilities, involving large teams and significant sales budgets.

Mr Austin's experience in the medical device industry will bring a wealth of executive leadership and management experience to OMI, and will play a pivotal role in managing the Company in the commercialisation of its products.

Yours faithfully
**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**

*Signed David Shirley*

David Shirley
Chairman

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 2 of 2 pages.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

**Department:** COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/03/2007

TIME: 13:40:45

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 100,000 ordinary shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Ordinary shares issued on exercise of options on basis of one (1) option to acquire one (1) ordinary share by payment of 35 cents per share. New shares to rank pari passu with all other issued ordinary shares. |

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 2 of 8 pages.

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
| 5 | Issue price or consideration | $0.35 per share on conversion of option |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | To supplement working capital requirements |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | Tuesday 27 February 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 32,278,626 | Ordinary |
| Nil | Notes |
| Nil | Options |

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 3 of 8 pages.

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 4,285,714<br>4,185,714 | Convertible notes<br>Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Nil |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Not applicable |
| 12 | Is the issue renounceable or non-renounceable? | Not applicable |
| 13 | Ratio in which the +securities will be offered | Not applicable |
| 14 | +Class of +securities to which the offer relates | Not applicable |
| 15 | +Record date to determine entitlements | Not applicable |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | Not applicable |
| 17 | Policy for deciding entitlements in relation to fractions | Not applicable |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | Not applicable |
| 19 | Closing date for receipt of acceptances or renunciations | Not applicable |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | Not applicable |
| 21 | Amount of any underwriting fee or commission | Not applicable |
| 22 | Names of any brokers to the issue | Not applicable |
| 23 | Fee or commission payable to the broker to the issue | Not applicable |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | Not applicable |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | Not applicable |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | Not applicable |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | Not applicable |
| 28 | Date rights trading will begin (if applicable) | Not applicable |
| 29 | Date rights trading will end (if applicable) | Not applicable |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | Not applicable |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | Not applicable |

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
~~Page No.~~ 5 ~~of~~ 8 pages.

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | Not applicable |
| 33 | +Despatch date | Not applicable |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 6 of 8 pages.

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 7 of 8 pages.

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ................................................... Date: 6 March 2007

Print name: D C Mackenzie
(Director)

== == == == ==



+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/04/2007

TIME: 08:30:08

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B: Exercise of Options

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 142,857 ordinary shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Ordinary shares issued on exercise of options on basis of one (1) option to acquire one (1) ordinary share by payment of 35 cents per share. New shares to rank pari passu with all other issued ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• *the date from which they do*<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, *distribution or interest payment* | Yes. |
| 5 | Issue price or consideration | $0.35 per share on conversion of option |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | To supplement working capital requirements |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 16 March 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 32,421,483 | Ordinary |
| Nil | Notes |
| Nil | Options |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 4,285,714<br>4,042,857 | Convertible notes<br>Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Nil |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Not applicable |
| 12 | Is the issue renounceable or non-renounceable? | Not applicable |
| 13 | Ratio in which the +securities will be offered | Not applicable |
| 14 | +Class of +securities to which the offer relates | Not applicable |
| 15 | +Record date to determine entitlements | Not applicable |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | Not applicable |
| 17 | Policy for deciding entitlements in relation to fractions | Not applicable |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | Not applicable |
| 19 | Closing date for receipt of acceptances or renunciations | Not applicable |

| | | |
|---|---|---|
| 20 | Names of any underwriters | Not applicable |
| 21 | Amount of any underwriting fee or commission | Not applicable |
| 22 | Names of any brokers to the issue | Not applicable |
| 23 | Fee or commission payable to the broker to the issue | Not applicable |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | Not applicable |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | Not applicable |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | Not applicable |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | Not applicable |
| 28 | Date rights trading will begin (if applicable) | Not applicable |
| 29 | Date rights trading will end (if applicable) | Not applicable |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | Not applicable |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | Not applicable |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | Not applicable |
| 33 | +Despatch date | Not applicable |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities



+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 7 of 8 pages.

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................... Date: 11 April 2007

Print name: D C Mackenzie
(Director)

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 8 of 8 pages.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 28/02/2007

TIME: 14:54:13

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 19 pages.

# Appendix 4D
# Half Year Report to the Australian Stock Exchange

| | |
|---|---|
| Name of Entity | Occupational & Medical Innovations Limited |
| ABN | 11 091 192 871 |
| Half Year Ended | 31 December 2006 |
| Previous Corresponding Reporting Period | 31 December 2005 |

Results for Announcement to the Market

| | $ | Percentage increase /(decrease) over previous corresponding period |
|---|---|---|
| Revenue from ordinary activities | 349,488 | 24% |
| Profit / (loss) from ordinary activities after tax attributable to members | (1,128,037) | (43%) |
| Net profit / (loss) for the period attributable to members | (1,128,037) | (43%) |

| Dividends (distributions) | Amount per security | Franked amount per security |
|---|---|---|
| Final Dividend | Not applicable | - |
| Interim Dividend | Not applicable | - |

| | |
|---|---|
| Record date for determining entitlements to the dividends (if any) | Not applicable |

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

| | | |
|---|---|---|
| Revenue from ordinary activities has increased by $68k attributable mainly to an increase from sales of $91k and reduction in interest income of $25k. | | |
| Net loss for period compared to corresponding period reduced by $860k refer to director's report for significant variations | | |

**Dividends**

| | |
|---|---|
| **Date the dividend is payable** | Not applicable |
| **Record date to determine entitlement to the dividend** | |
| **Amount per security** | |
| **Total dividend** | |
| **Amount per security of foreign sourced dividend or distribution** | |
| **Details of any dividend reinvestment plans in operation** | |
| **The last date for receipt of an election notice for participation in any dividend reinvestment plans** | |

**NTA Backing**

| | Current Period | Previous corresponding period |
|---|---|---|
| **Net tangible asset backing per ordinary security** | 3.39 cents | 7.66 cents |

**Control Gained Over Entities Having Material Effect**

| | |
|---|---|
| Name of entity (or group of entities) | Not applicable |
| Date control gained | |
| Consolidated profit / (loss) from ordinary activities since the date in the current period on which control was acquired | |
| Profit / (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period | |

**Loss of Control Over Entities Having Material Effect**

| | |
|---|---|
| Name of entity (or group of entities) | Not applicable |
| Date control lost | |
| Consolidated profit / (loss) from ordinary activities for the current period to the date of loss of control | |
| Profit / (loss) from ordinary activities of the controlled entity (or group of entities) while controlled for the whole of the previous corresponding period | |

**Details of Associates and Joint Venture Entities**

| Name of Entity | Percentage Held | | Share of Net Profit | |
|---|---|---|---|---|
| | Current Period | Previous Period | Current Period | Previous Period |
| Not applicable | | | | |
| Aggregate Share of Net Profits | | | | |

**Foreign Entities Accounting Framework**

| |
|---|
| For foreign entities provide details of which accounting standards have been adopted (e.g. International Accounting Standards)<br><br>Not applicable |

**Audit/Review Status**

| | | | |
|---|---|---|---|
| **This report is based on accounts to which one of the following applies:** (Tick one) | | | |
| The accounts have been audited | | The accounts have been subject to review | ✓ |
| **If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification: Refer to auditor's report on page 16** | | | |

**Attachments Forming Part of Appendix 4D**

| Attachment # | Details |
|---|---|
| 1 | Half Year Financial Report |
| 2 | Independent Review Report |
| 3 | Auditor's Independence Declaration |

**Signed**

**Print Name** Don Mackenzie
Company Secretary

**Date** 28 Februrary 2007

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871**

## DIRECTORS' REPORT

The Directors present their report together with the financial report of Occupational & Medical Innovations Limited ("the Company") and its controlled entities for the half-year ended 31 December 2006 and the independent review report thereon.

## DIRECTORS

The Directors of the Company during the half-year or since the end of the half-year to the date of this report were:

**Non- executive**

| | |
|---|---|
| Ian Fraser | Appointed 23 November 2004 (resigned 31 January 2007) |
| Donald Mackenzie | Appointed 23 November 2004 |
| Mark Rogers | Appointed 23 November 2004 (resigned 9 November 2006) |
| Alistair Cray | Appointed 18 May 2005 (resigned 17 October 2006) |
| David Shirley | Appointed 23 November 2006 |
| Terry Skene | Appointed 17 October 2006 |

**Executive**

| | |
|---|---|
| Bruce Kiehne | Director since 2000 |

## RESULTS OF OPERATIONS

The consolidated loss for the half-year after providing for nil income tax (2005: nil) was $1,128,037.

## REVIEW OF OPERATIONS

For the 6 months under review, the consolidated entity recorded a loss of $1,128,037. Net sales revenue of $312,036 represented a 42% increase over the sales recorded in the corresponding period. Scalpel sales accounted for 88% of revenue and the balance is represented by syringe sales.

The major expense for the company continued to be staffing costs of $528,189 however these were lower than the $636,639 recorded in the corresponding period last year.

Included in the loss for the 6 months was amortisation and depreciation, a non-cash item, totaling $67,435 (2005: $558,375). This significant decrease results from the impairment write-down of intangible assets (patents) at 30 June 2006.

During the period under review, working capital was supplemented by $385,000 with the issue 1,000,000 shares. A further $1,136,000 was raised in December 2006 from a convertible note issue.

**Attachment 1**

**COMMERCIALISATION OF PRODUCT**

By way of update to the Chairman's address to Shareholders at the Annual General Meeting on 23 November 2006, the Directors advise the primary focus remains bringing the company to a position where it is operating cash flow positive by the earliest date reasonably possible.

To that end, while the company still plans to introduce the OMI valve to the Australian market in 2007, current investment in commercialisation activity around the valve has been temporarily scaled back to ensure maximum company resources are focused on commercialisation of the OMI retractable syringe, primarily via entry into the USA market.

Work with potential distribution partners for the USA continues and the Board is satisfied that this strategy remains on track, albeit subject to the observation made on 23 November 2006, namely that the pace of developments on this front is not within OMI's control.

In relation to the OMI scalpel, although sales volumes have increased, OMI is in discussions with its primary manufacturer and distributors aimed at achieving a more significant and predictable increase in profitable sales volumes.

**INTANGIBLE ASSETS**

The Directors, to be consistent with their position at 30 June 2006, have adopted a methodology that values the patents on the basis of their fair value. The adoption of this methodology at 30 June 2006 resulted in the intangible assets being written down by $10.956 million to $3.8 million.

The reasons for the write down of the intangible assets at that time resulted from the mandatory adoption of International Accounting Standards by all companies which placed a more onerous burden on Directors regarding the valuation of intangible assets. In applying this new accounting standard, Directors have regard at each reporting period whether (or not) there has been any impairment in the value of assets.

While the assessment can be made in several ways, in the case of OMI, as the Company does not have (at present) sufficient cash flow to fully exploit the full value of the intangible assets (patents) and is therefore not able to rely on a valuation methodology that discounts future cash flows from the sale of patented products, it continues to value the patents on the basis of their fair value.

The Directors remain of the view that there has been no impairment in the fair value of the patents and accordingly the value of patents remains at $3.8 million.

**SUBSEQUENT EVENT**

Further working capital was raised through the issue of convertible notes with a value of $364,000 in February 2007 which brought the total amount raised to $1,500,000, the amount that the Directors announced at the time of the Annual General Meeting would be the target.

**Attachment 1**

**LEGAL PROCEEDINGS**

In May 2006, in an ASX announcement, the company reported that a USA based syringe company, Retractable Technologies Inc (RTI) had claimed (among other things) that OMI has "constantly and intentionally interfered with the contractual relationship between RTI and Double Dove" (Double Dove is RTI's Chinese manufacturer). OMI strongly disputes RTI's claim and advises that RTI (via its lawyers) has not produced any evidence in support of its claim despite a request from OMI's lawyers for such information. As previously advised, OMI has commenced legal proceedings in the Australia Federal Court seeking declaratory relief and injunctions restraining RTI from making further unjustified threats. These proceedings are ongoing.

**AUDITOR'S INDEPENDENCE DECLARATION**

Section 307C of the Corporations Act 2001 requires our auditors, PKF, to provide the Directors of Occupational & Medical Innovations Limited with an Independence Declaration in relation to the review of the half-year financial report. This Independence Declaration is attached to the Review Report and forms part of this Directors' Report.

Signed in accordance with a resolution of the Directors.

David Shirley
Chairman

28 February 2007

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**
**AND ITS CONTROLLED ENTITIES**
**ABN 11 091 192 871**

**CONDENSED INCOME STATEMENT**

**FOR THE HALF-YEAR ENDED 31 DECEMBER 2006**

| | | Consolidated Entity | |
|---|---|---|---|
| | Note | 31 Dec 2006 $ | 31 Dec 2005 $ |
| Revenue | | 349,488 | 281,380 |
| Finance costs | | (600) | (6,091) |
| Other expenses | | (1,476,925) | (2,263,322) |
| Loss before income tax expense | | (1,128,037) | (1,988,033) |
| Income tax expense | | - | - |
| Loss for the period | | (1,128,037) | (1,988,033) |
| Basic earnings per share (cents per share) | | (3.6) | (5.7) |
| Diluted earnings per share (cents per share) | | (3.5) | (5.7) |

*The above Income Statement is to be read in conjunction with the attached notes.*

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**
**AND ITS CONTROLLED ENTITIES**
**ABN 11 091 192 871**

**CONDENSED BALANCE SHEET**

**AS AT 31 DECEMBER 2006**

| | Note | Consolidated Entity 31 Dec 2006 $ | 30 June 2006 $ |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | | 2,236,338 | 1,226,529 |
| Trade and other receivables | | 81,937 | 424,039 |
| Other assets | | 261,825 | 225,570 |
| **TOTAL CURRENT ASSETS** | | 2,580,100 | 1,876,138 |
| **NON-CURRENT ASSETS** | | | |
| Property, plant and equipment | | 288,652 | 374,099 |
| Intangible assets | 3 | 3,800,000 | 3,800,000 |
| **TOTAL NON-CURRENT ASSETS** | | 4,088,652 | 4,174,099 |
| **TOTAL ASSETS** | | 6,668,752 | 6,050,237 |
| **CURRENT LIABILITIES** | | | |
| Trade and other payables | | 453,544 | 128,554 |
| Other financial liabilities | | 44,065 | 139,001 |
| Provisions | | 137,006 | 118,592 |
| **TOTAL CURRENT LIABILITIES** | | 634,615 | 386,147 |
| **NON-CURRENT LIABILITIES** | | | |
| Other financial liabilities | | 1,136,000 | 26,848 |
| Provisions | | 27,000 | 24,000 |
| **TOTAL NON-CURRENT LIABILITIES** | | 1,163,000 | 50,848 |
| **TOTAL LIABILITIES** | | 1,797,615 | 436,995 |
| **NET ASSETS** | | 4,871,137 | 5,613,242 |
| **EQUITY** | | | |
| Share capital | | 34,798,280 | 34,412,348 |
| Accumulated losses | | (29,927,143) | (28,799,106) |
| **TOTAL EQUITY** | | 4,871,137 | 5,613,242 |

*The above balance sheet is to be read in conjunction with the attached notes.*

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871**

**CONDENSED STATEMENT OF CHANGES IN EQUITY**

**FOR THE HALF-YEAR ENDED 31 DECEMBER 2006**

| | Share Capital | Accumulated Losses | Total |
|---|---|---|---|
| | $ | $ | $ |
| **Balance at 1 July 2005** | **32,973,508** | **(14,532,588)** | **18,440,920** |
| Shares issued during the year | 1,438,841 | - | 1,438,841 |
| Loss for the period | - | (1,988,033) | (1,988,033) |
| **Balance at 31 December 2005** | **34,412,349** | **(16,520,621)** | **17,891,728** |
| **Balance at 1 July 2006** | **34,412,348** | **(28,799,106)** | **5,613,242** |
| Shares issued during the period | 385,932 | - | 385,932 |
| Loss for the period | - | (1,128,037) | (1,128,037) |
| **Balance at 31 December 2006** | **34,798,280** | **(29,927,143)** | **4,871,137** |

*The above Statement of Changes in Equity is to be read in conjunction with the attached notes.*

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871**

## CONDENSED STATEMENT OF CASH FLOWS
## FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

| | Consolidated Entity | |
|---|---|---|
| | 31 Dec 2006<br>$ | 31 Dec 2005<br>$ |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Receipts from customers | 486,254 | 206,080 |
| Payments to suppliers and employees | (1,310,077) | (1,554,456) |
| Interest received | 35,465 | 60,956 |
| Finance costs paid | (600) | (5,847) |
| GST recovered | 74,547 | 43,240 |
| Net cash used in operating activities | (714,411) | (1,250,027) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Payments for property, plant and equipment | - | (16,838) |
| Proceeds from sale of property, plant and equipment | 24,069 | - |
| Other | - | (30,643) |
| Net cash provided by/(used in) investing activities | 24,069 | (47,481) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from share issue | 385,932 | 1,438,841 |
| Proceeds from borrowings | 300,000 | - |
| Proceeds from issue of convertible notes | 1,136,000 | - |
| Repayment of borrowings | (121,781) | (112,877) |
| Net cash provided by financing activities | 1,700,151 | 1,325,964 |
| Net increase in cash held | 1,009,809 | 28,456 |
| Cash at beginning of half-year | 1,226,529 | 2,080,603 |
| Cash at end of half-year | 2,236,338 | 2,109,059 |

*The above Statement of Cash Flows is to be read in conjunction with the attached notes.*

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871**

**NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS**

**FOR THE HALF-YEAR ENDED 31 DECEMBER 2006**

## NOTE 1: BASIS OF PREPARATION

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard 134: Interim Financial Reporting and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2006 and any public announcements made by Occupational & Medical Innovations Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Principles of Consolidation

The consolidated financial statements combine the assets and liabilities of all entities controlled by Occupational & Medical Innovations Limited ("parent entity") as at 31 December 2006 and the results of all controlled entities for the half-year then ended. Occupational & Medical Innovations Limited and its controlled entities are together referred to in the financial report as the Consolidated Entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

### (b) Impairment of assets

At each reporting date, the Consolidated Entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Consolidated Entity makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash generating unit to which the asset belongs.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less costs to sell is based on the best information available to reflect the amount that could be obtained at the reporting date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

### (c) Going Concern Basis for Accounting

The financial report has been prepared on the going concern basis, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

There is material uncertainty as to whether the Consolidated Entity will continue as a going concern (taking into account the trading history to date as outlined below) -

- The Consolidated Entity has incurred a net loss of $1.1 million and has accumulated losses of $29.9 million for the half-year ended 31 December 2006;
- The Consolidated Entity is not forecasting to generate sufficient operating revenue to break even before September 2007.

The Consolidated Entity has raised $1.5 million through the issue of convertible notes (with attaching options) and, having reasonable expectations that cash flow will be generated from the commercialisation of the patents in the United States of America, the Directors believe that the going concern basis for accounting is appropriate.

Should the Consolidated Entity be unable to continue as a going concern, it may be required to realise its assets and extinguish liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Consolidated Entity be unable to continue as a going concern.

### (d) Intangibles

Research expenditure is recognised as an expense as incurred.

Costs incurred on development projects (relating to the design and testing of new or improved products and technologies) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technical feasibility and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including the original patent application costs, costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The directors review the carrying value of intangibles to ensure the carrying value does not exceed the recoverable amount and when an impairment in value has arisen, the intangible asset is written down.

Patent renewal costs are written off as an expense as they are incurred.

### (e) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

*Recoverable amount of Intangible Assets*

The Consolidated Entity determines whether intangibles are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash generating units to which the intangibles are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of intangibles are discussed in Note 12 of the Annual Report for the year ended 30 June 2006.

## NOTE 3: INTANGIBLES

| | Consolidated Entity | |
|---|---|---|
| | 31 Dec 2006<br>$ | 30 June 2006<br>$ |
| Patents | 3,800,000 | 3,800,000 |

## NOTE 4: CONTINGENT LIABILITIES

*Mr K Taske*

Mr K Taske, the former Joint Chief Executive, is continuing with litigation against the Company, with trial of the claim scheduled for March 2007. The total value of the amended claim is now $508,000 plus interest and costs and is on the basis that he was entitled to reasonable notice of termination of his employment on 23 December 2004. Consistently with its legal advice, the Company continues to vigorously defend the action.

*China Medical Group*

The consolidated entity has a manufacturing agreement for the retractable syringe with the China Medical Group (CMG). Should OMI terminate the agreement before its expiry date of 28 October 2008, there is a contingent liability for the unamortised portion of manufacturing equipment acquired by CMG with a cost value of up to $2.5 million where OMI has given written consent to CMG to purchase this equipment. The directors have no intention of terminating this agreement. The directors are not aware of any written consent given to CMG for equipment purchases.

**NOTE 5: EVENTS SUBSEQUENT TO REPORTING DATE**

Other than the matters noted below, there are no matters or circumstances that have arisen since the end of the period that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial periods.

*Convertible notes*

Further working capital was raised through the issue of convertible notes with a value of $364,000 in February 2007 which brought the total amount raised to $1,500,000, the amount that the Directors announced at the Annual General Meeting on 23 November 2006 would be the target.

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871**

**DIRECTORS' DECLARATION**

In the opinion of the Directors of Occupational & Medical Innovations Limited:

1. The accompanying financial statements and notes, set out on pages [7 to 14], are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2006 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

David Shirley
Chairman

28 February, 2007

PKF

Chartered Accountants
& Business Advisers

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**
**AND ITS CONTROLLED ENTITIES**
**ABN 11 091 192 871**

## INDEPENDENT AUDITOR'S REVIEW REPORT

To the members of Occupational & Medical Innovations Limited

We have reviewed the accompanying half-year financial report of Occupational & Medical Innovations Limited, which comprises the Condensed Balance Sheet as at 31 December 2006, and the Condensed Income Statement, Condensed Statement of Changes in Equity and Condensed Cash Flow Statement for the half-year ended on that date, a Summary of Significant Accounting Policies, other selected Explanatory Notes and the Directors' Declaration of the consolidated entity comprising the company and the entities it controlled at 31 December 2006 or from time to time during the half year ended on that date..

Directors' Responsibility for the Half-Year Financial Report

The Directors of the Occupational & Medical Innovations Limited are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the Financial Report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Occupational & Medical Innovations Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Tel: 61 7 3226 3555 | Fax: 61 7 3226 3500 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 6, 10 Eagle Street | Brisbane | Queensland 4000 | Australia
GPO Box 1078 | Brisbane | Queensland 4001 | Australia

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Occupational & Medical Innovations Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualification to the conclusion expressed above, we draw attention to note 2 (c) in the financial report which indicates that the consolidated entity incurred a net loss of $1,128,037 during the half-year ended 31 December 2006. This condition, along with other matters as set forth in note 2 (c), indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity's ability to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

PKF

**PKF**
Chartered Accountants

**Wayne Wessels**
Partner

Dated at Brisbane this 28th day of February 2007

PKF

Chartered Accountants
& Business Advisers

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871**

**AUDITOR'S INDEPENDENCE DECLARATION**

The Directors
Occupational & Medical Innovations Limited
PO Box 2150
Logan City DC QLD 4114

**AUDITOR'S INDEPENDENCE DECLARATION IN ACCORDANCE WITH SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2006 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review, and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

**PKF**
Chartered Accountants

**Wayne Wessels**
Partner

Dated at Brisbane this 28th day of February 2007

Tel: 61 7 3226 3555 | Fax: 61 7 3226 3500 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 6, 10 Eagle Street | Brisbane | Queensland 4000 | Australia
GPO Box 1078 | Brisbane | Queensland 4001 | Australia

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/04/2007

TIME: 08:30:08

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B: Issue of Shares

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| |
|---|
| OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED |

ABN

| |
|---|
| 11 091 192 871 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 83,333 ordinary shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Ordinary shares issued in satisfaction of payment of professional fees of $45,000 to executive search company relating to appointment of Chief Executive Officer. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
| 5 | Issue price or consideration | $0.54 per share (closing price on 3 April 2007) |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | In satisfaction of payment of professional fees to executive search company relating to appointment of Chief Executive Officer. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 6 April 2007 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 32,504,816 | Ordinary |
| Nil | Notes |
| Nil | Options |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 4,285,714<br>4,042,857 | Convertible notes<br>Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Nil |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | Not applicable |
| 12 | Is the issue renounceable or non-renounceable? | Not applicable |
| 13 | Ratio in which the +securities will be offered | Not applicable |
| 14 | +Class of +securities to which the offer relates | Not applicable |
| 15 | +Record date to determine entitlements | Not applicable |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | Not applicable |
| 17 | Policy for deciding entitlements in relation to fractions | Not applicable |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | Not applicable |
| 19 | Closing date for receipt of acceptances or renunciations | Not applicable |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | Not applicable |
| 21 | Amount of any underwriting fee or commission | Not applicable |
| 22 | Names of any brokers to the issue | Not applicable |
| 23 | Fee or commission payable to the broker to the issue | Not applicable |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | Not applicable |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | Not applicable |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | Not applicable |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | Not applicable |
| 28 | Date rights trading will begin (if applicable) | Not applicable |
| 29 | Date rights trading will end (if applicable) | Not applicable |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | Not applicable |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | Not applicable |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | Not applicable |
| 33 | +Despatch date | Not applicable |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................ Date: 12 April 2007

Print name: D C Mackenzie
(Director)

== == == == ==



Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 8 of 8 pages

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 27/04/2007

TIME: 08:33:58

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Market Update - CEO Appointment

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 2 pages.

**Occupational & Medical Innovations Limited**
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

27 April 2007

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

**CONTINUOUS DISCLOSURE**

**COMMENCEMENT OF CEO**

The Board is pleased to confirm Mr Matthew Austin has commenced as Chief Executive Officer of OMI with effect from 16 April 2007.

Mr Austin's experience in the medical device industry brings a wealth of executive leadership and management experience to OMI, and will play a pivotal role in managing the Company in the commercialisation of its products.

Yours faithfully
**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**

David Shirley
Chairman

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 27/04/2007

TIME: 08:33:58

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Market Update - Litigation

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 2 pages.

**Occupational & Medical Innovations Limited**
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

27 April 2007

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

**CONTINUOUS DISCLOSURE**

**LITIGATION UPDATE**

As previously advised, OMI has been involved in two litigation matters.

By way of update to shareholders and the market in relation to these disputes, the Company confirms as follows:

- Dispute with former CEO: Trial of this matter has been completed and, in accordance with usual practice, the Court has reserved its decision;

- Dispute with RTI: To date, there have been a number of normal intermediate steps in the action, to progress the matter to resolution. In addition, RTI initiated an application against OMI in the matter, seeking pre-action discovery. This application was dismissed with costs ordered against RTI. RTI subsequently brought an application for leave to appeal against that decision. The application for leave was dismissed with costs ordered against RTI. The Company's action against RTI is continuing.

The Company will keep the market informed of material developments in these matters.

Yours faithfully
**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**

David Shirley
Chairman

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 30/04/2007

TIME: 08:26:50

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Commitments Test Entity - Third Quarter Report

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 6 pages.

*Rule 4.7B*

# Appendix 4C

## Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

**Occupational & Medical Innovations Limited**

ABN

**11 091 192 871**

Quarter ended ("current quarter")

**31 March 2007**

## Consolidated statement of cash flows

| | Cash flows related to operating activities | | Current quarter $A'000 | Year to Date (9 months) $A'000 |
|---|---|---|---|---|
| 1.1 | Receipts from customers | | 58 | 544 |
| 1.2 | Payments for | (a) staff costs | (225) | (776) |
| | | (b) advertising and marketing | (1) | (6) |
| | | (c) research and development | (85) | (225) |
| | | (d) leased assets | 23 | (8) |
| | | (e) other working capital | - | - |
| 1.3 | Dividends received | | - | - |
| 1.4 | Interest and other items of a similar nature received | | 42 | 77 |
| 1.5 | Interest and other costs of finance paid | | (38) | (39) |
| 1.6 | Income taxes paid | | - | - |
| 1.7 | Other (provide details if material) | | | |
| | (a) legal costs | | (335) | (474) |
| | (b) travel expenses | | (31) | (110) |
| | (c) listing and share registry | | (5) | (27) |
| | (d) manufacturing expenses | | (33) | (235) |
| | (e) insurance | | (33) | (97) |
| | (f) property costs including rent | | (17) | (56) |
| | (g) other | | 129 | 166 |
| | **Net operating cash flows** | | (551) | (1266) |

+ See chapter 19 for defined terms.

| | | Current quarter $A'000 | Year to date (9 months) $A'000 |
|---|---|---|---|
| 1.8 | Net operating cash flows (carried forward) | **(551)** | **(1266)** |
| | **Cash flows related to investing activities** | | |
| 1.9 | Payment for acquisition of: | | |
| | (a) businesses (item 5) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | - |
| | (e) other non-current assets | - | - |
| 1.10 | Proceeds from disposal of: | | |
| | (a) businesses (item 5) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | 24 |
| | (e) other non-current assets | (1) | (1) |
| 1.11 | Loans to other entities | - | - |
| 1.12 | Loans repaid by other entities | - | - |
| 1.13 | Other | - | - |
| | **Net investing cash flows** | (1) | 23 |
| **1.14** | **Total operating and investing cash flows** | (552) | (1243) |
| | **Cash flows related to financing activities** | | |
| 1.15 | Proceeds from issues of shares, options, etc. | 85 | 471 |
| 1.16 | Proceeds from sale of forfeited shares | - | - |
| 1.17 | Proceeds from borrowings | - | 300 |
| 1.18 | Repayment of borrowings | (43) | (165) |
| 1.19 | Dividends paid | | - |
| 1.20 | Other (proceeds from convertible note issue) | 364 | 1500 |
| | **Net financing cash flows** | 406 | 2106 |
| | **Net increase (decrease) in cash held** | (146) | 863 |
| 1.21 | Cash at beginning of quarter/year to date | 2236 | 1,227 |
| 1.22 | Exchange rate adjustments to item 1.20 | - | - |
| 1.23 | **Cash at end of quarter** | 2090 | 2090 |

+ See chapter 19 for defined terms.

## Payments to directors of the entity and associates of the directors

## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | 125 |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26 Explanation necessary for an understanding of the transactions

Comprises directors fees, salaries to executive directors, superannuation and consulting fees paid to a director.

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not Applicable

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not Applicable

## Financing facilities available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 43 | 43 |
| 3.2 | Credit standby arrangements | - | - |

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 4.1 | Cash on hand and at bank | 459 | 647 |
| 4.2 | Deposits at call | 1631 | 1589 |
| 4.3 | Bank overdraft | - | - |
| 4.4 | Other (provide details) | - | - |
| | **Total: cash at end of quarter** (item 1.22) | 2090 | 2236 |

## Acquisitions and disposals of business entities

| | | Acquisitions *(Item 1.9(a))* | Disposals *(Item 1.10(a))* |
|---|---|---|---|
| 5.1 | Name of entity | Not Applicable | Not Applicable |
| 5.2 | Place of incorporation or registration | | |
| 5.3 | Consideration for acquisition or disposal | | |
| 5.4 | Total net assets | | |
| 5.5 | Nature of business | | |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Print name: Donald C Mackenzie
Company Secretary
Date: 30 April 2007

## Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 6 of 6 pages.

+ See chapter 19 for defined terms.